Filed Pursuant to Rule 424(b)(3)
Registration No. 333-297757

PROSPECTUS

SADOT GROUP INC.

Up to 4,254,386 Shares of Common Stock

This prospectus relates to the offer and resale, from time to time, by the selling stockholders named in this prospectus (each a “selling stockholder” and, collectively, the “selling stockholders”) of up to 4,254,386 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sadot Group Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), consisting of:

(i) up to 2,500,000 shares of Common Stock (the “Advance Shares”), which represents up to $50 million of shares of Common Stock that we may elect, in our sole discretion, to issue and sell to a selling stockholder (the “EPFA Investor”) from time to time pursuant to that certain Equity Purchase Facility Agreement, dated as of July 16, 2026, by and between the Company and the investor named therein (the “Equity Purchase Facility Agreement”), based on an assumed issuance price per share of $20; and

(ii) up to 1,754,386 shares of Common Stock (the “Conversion Shares”) issuable upon the conversion of, or otherwise pursuant to the terms of, the senior secured convertible promissory note in the original principal amount of $4,000,000 issued on July 16, 2026 (the “Initial Note”) and the senior secured convertible promissory note in the original principal amount of $1,000,000 (the “Second Note”) issuable to a selling stockholder (the “Note Investor”) pursuant to that certain Securities Purchase Agreement, dated as of July 16, 2026, by and between the Company and the investor named therein (the “Note Purchase Agreement”), based on the floor price per share of $2.85 of the Initial Note. We are not registering, and this prospectus does not cover, any shares of Common Stock issuable pursuant to the terms of any additional senior secured convertible promissory notes (the “Additional Notes”) that may be issued at one or more subsequent closings under the Note Purchase Agreement. No such Additional Notes have been issued, and the obligations of the Company to issue, and of the Note Investor to purchase, any such Additional Notes remain subject to conditions that have not been satisfied.

This prospectus also covers any additional shares of Common Stock that may become issuable by reason of stock splits, stock dividends, or other events described in the Initial Note and Second Note. The actual number of shares of Common Stock issuable by us pursuant to the terms of the Initial Note and Second Note will vary depending on the then-current market price of our Common Stock and in accordance with the terms and conditions of the Initial Note and Second Note.

We are registering the resale of the shares of Common Stock described above to satisfy certain registration rights we granted to the selling stockholders in connection with the foregoing transactions. Our registration of the shares of Common Stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell all or a portion of the shares of Common Stock registered on this registration statement from time to time in market transactions through any market on which the Common Stock are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. We provide more information about how the selling stockholders may sell their shares of Common Stock in the section titled “Plan of Distribution.”

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Common Stock by the selling stockholders. With respect to the Equity Purchase Facility Agreement, we may receive up to $100,000,000 in aggregate gross proceeds from sales of Advance Shares that we may elect to make to the EPFA Investor, from time to time, in our sole discretion. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered by this prospectus. The selling stockholders will bear all discounts, commissions or brokerage fees or other similar selling expenses, if any, attributable to their sales of shares of Common Stock.

The EPFA Investor may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with the resale of the Advance Shares under the Equity Purchase Facility Agreement.

Our Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SDOT.” On September 22, 2026, the last reported sale price of our Common Stock was $11.78 per share.

We are a “smaller reporting company” as defined under the federal securities laws and have elected to comply with certain reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is a smaller reporting company.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus to read about factors you should consider before buying our Common Stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2026.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Under this registration statement, the selling stockholders may, from time to time, sell the shares of Common Stock described in this prospectus. We will not receive any proceeds from the sale by the selling stockholders of the shares of Common Stock offered by them under this prospectus, except that we may receive up to $50,000,000 in aggregate gross proceeds from sales of Advance Shares we may elect to make to the EPFA Investor under the Equity Purchase Facility Agreement and we may receive up to $900,000 in aggregate gross proceeds from the sale of the Second Note.

Neither we nor the selling stockholders have authorized anyone to provide you with any information or to make any representation other than those contained in or incorporated by reference into this prospectus or any applicable prospectus supplement or free writing prospectus. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, nor a solicitation of an offer to buy, our securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

This prospectus contains summaries of certain provisions contained in some of the documents described in this prospectus, but reference is made to the actual documents, copies of which have been filed with, or incorporated by reference into, the registration statement of which this prospectus forms a part. You should review the complete documents for a complete understanding of their terms.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should carefully read this entire prospectus and the documents incorporated by reference, including the section titled “Risk Factors” and our consolidated financial statements and the related notes thereto, before making an investment decision. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Sadot Group Inc. and its consolidated subsidiaries.

Overview

Sadot Group Inc. is our parent company and is headquartered in Burleson, Texas. During the three and six months ended June 30, 2026, we had no commodity sales revenue, compared to $114.3 million and $246.5 million, respectively, in the corresponding prior-year periods. This reflects the significant streamlining of our operations, including the closure of certain international offices and the completion of the sale of our Sadot Food Services segment on December 4, 2025. As of June 30, 2026, Sadot Group consisted of one distinct operating unit and one discontinued operation.

Sadot LLC (“Sadot Agri-Foods”): Sadot Group’s operating unit was intended to be a global Agri-Foods company engaged in farming, commodity trading and shipping of food and feed (e.g., soybean meal, wheat and corn) via dry bulk cargo ships across the globe. Sadot Agri-Foods competes with the ABCD commodity companies (ADM, Bunge, Cargill, Louis-Dreyfus) as well as many regional organizations. Sadot Agri-Foods operates, through a majority owned subsidiary, a roughly 5,000 acre farm in Zambia with a focus on major commodities such as wheat, soy and corn alongside high-value tree crops such as avocado and mango. A default judgment related to the farm was issued during the fourth quarter of 2025. While the company has appealed this ruling, it has recognized an impairment of $11.8 million on the Zambia farm to reflect the associated financial impact. In addition, the Company had a deposit on farmland in Indonesia which was written off during the fourth quarter of 2025. Sadot Agri-Foods was formed as part of the Company’s diversification strategy to own and operate, through its subsidiaries, the business lines throughout the food supply chain. Our business involved farming, commodity trading, and shipping of food and feed products, such as soybean meal, wheat, and corn, via dry bulk cargo ships across global markets. We have recently encountered substantial operational issues that have severely impacted our ability to conduct these activities effectively. These challenges include, but are not limited to, disruptions in our supply chain, such as delays in sourcing raw materials, logistical bottlenecks in shipping and transportation, and inefficiencies in our farming operations due to difficult regulatory environments including a legal system, adverse weather conditions, labor shortages, inefficient regulatory environments, various court proceedings or equipment failures. Additionally, geopolitical tensions, trade restrictions, fluctuating commodity prices, and increased competition in the agri-foods sector have compounded these issues, leading to halted or suspended trading activities and an inability to fulfill contracts or secure new ones. Between November 2022 and October 2025, Aggia LLC FZ (“Aggia”) was providing consultancy in connection with the food supply chain activities which were designed to become the most important focus of the Company. However, as a result of disappointing performances in 2025, the Company decided to end the relationship with Aggia. On November 20, 2025, the Company entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with Aggia. Pursuant to the Settlement Agreement, the Company and Aggia agreed to terminate the Services Agreement dated as of November 14, 2022, as amended (collectively, the “Agreement Documents”), and to fully settle, compromise, and discharge all claims, debts, obligations, and liabilities arising out of or related to the Agreement Documents. The Company is assessing the potential business opportunities surrounding supply chain, before making any decisions as to whether the Company wants to engage a replacement to the services previously provided by Aggia.

In 2025, the Company sold the assets relating to its U.S.-centric restaurant business. Sadot Restaurant Group, LLC (“Sadot Food Services”) held three concepts, including two fast casual restaurant concepts, Pokémoto and Muscle Maker Grill. During 2024, the Company operated a subscription-based fresh prep meal concept, SuperFit Foods, which was sold in August 2024. Throughout 2024 the remaining corporate owned restaurants were sold and converted into franchise locations or closed. On December 4, 2025, the Company and its wholly-owned subsidiaries, Pokemoto LLC, Poke Co Holdings, LLC, and Muscle Maker Development, LLC (collectively, the “Sellers”), completed the sale of substantially all of the assets related to the Pokemoto and Muscle Maker Grill franchise businesses (the “Business”) to MARV Brands of America LLC, a Delaware limited liability company, and MARV Brands Inc., an Ontario business corporation (collectively, the “Buyers”), pursuant to an Asset Purchase Agreement dated December 4, 2025 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, the Buyers acquired the assets of the Business, including franchise agreements, intellectual property (such as trademarks, recipes, operations manuals, and brand standards), inventory, marketing funds, gift card balances, and other related assets, for a total purchase price of $2,900,000 (the “Purchase Price”). The Purchase Price consisted of: (i) a $100,000 earnest money deposit previously paid by the Buyers; (ii) $2,600,000 paid at closing; and (iii) a $200,000 holdback amount (the “Holdback Amount”) payable subject to certain conditions, including the delivery of specified missing franchise and transfer agreements as outlined in a side letter agreement dated December 4, 2025 (the “Side Letter”). The Holdback Amount is contingent upon the Sellers delivering fully executed copies of various missing agreements on or before the holdback payment date. The deadline for delivery has lapsed and the Company has not delivered all required agreements. Accordingly, the $200,000 holdback receivable has been written off as of December 31, 2025. In connection with the closing, the parties also executed a Trademark Assignment Agreement dated December 4, 2025, pursuant to which the Company and Pokemoto LLC assigned all trademarks related to the Business to MARV Brands Inc. The transaction closed on December 4, 2025, and the Company received the closing payment in accordance with the wire instructions. The sale allowed the Company to divest its franchise restaurant operations and further focus on its agri-food operations.

Recent Developments

Senior Secured Convertible Note Financing. On July 16, 2026, we entered into the Note Purchase Agreement with the Note Investor, pursuant to which we agreed to issue and sell to the Note Investor Notes in the aggregate original principal amount of up to $100,000,000, at a purchase price of $900 per $1,000 of principal amount. The Notes are issuable in one or more closings, consisting of an initial closing in which the Initial Note was issued, a second closing in which the Second Note will be issued, and one or more additional closings of up to $2,000,000 in aggregate principal amount of Notes to be issued per closing and up to $95,000,000 in aggregate principal amount of Notes to be issued in the aggregate at all closings, in each case subject to the conditions set forth in the Note Purchase Agreement, including, in certain cases, the effectiveness of a registration statement covering the resale of the shares of Common Stock issuable pursuant to the terms of the Notes. On July 16, 2026, the initial closing occurred and we issued and sold the Initial Note, for gross proceeds of $3,600,000 and net proceeds to us of $2,565,000 after deducting transaction costs, legal fees and placement agent fees totaling $1,035,000. Stockholder Approval (as defined in the Note Purchase Agreement) was obtained at our annual meeting of stockholders held on September 10, 2026. Upon the effectiveness of the registration statement of which this prospectus forms a part, we will issue the Second Note at a second closing under the Note Purchase Agreement, subject to the satisfaction or waiver of certain other closing conditions. There have been no additional closings pursuant to the Note Purchase Agreement as certain of the conditions to such additional closings have not been satisfied. Accordingly, this prospectus registers only shares of Common Stock issuable pursuant to the terms of the Initial Note and the Second Note.

The fixed conversion price under the Initial Note was initially $17.81 per share, subject to adjustment, and, as a result of the anti-dilution adjustment described under “—Settlement of the February Debentures; Adjustment to the Conversion Price of the Initial Note” below, is $8.00 per share as of the date of this prospectus. The Initial Note also contains a variable price mechanism that may result in the issuance of a substantially greater number of shares than would result from conversion at the fixed conversion price, subject to a floor price of $2.85 per share (the “Floor Price”). The Alternate Conversion Price is the lower of the fixed conversion price then in effect and the greater of the Floor Price and 90% of the lowest trading price of our Common Stock during the ten consecutive trading days ending on the trading day before the conversion notice (80% of that lowest trading price following an Event of Default). As of September 22, 2026, the Alternate Conversion Price was $8.00 per share, equal to the fixed conversion price, because 90% of the lowest trading price of our Common Stock during the ten trading days ended September 21, 2026 ($10.98) was $9.88, which exceeded the fixed conversion price. On September 14, 2026, we and the Note Investor entered into a side letter pursuant to which the definition of “Floor Price” in the Initial Note and in all other Notes issued or issuable under the Note Purchase Agreement was amended and restated to fix the Floor Price at $2.85 per share, subject only to proportionate adjustment for stock splits, stock dividends, stock combinations and similar events. See “—Amendment of the Floor Price under the Notes” below. The Conversion Shares registered hereby consist solely of shares of Common Stock issuable upon conversion of, or otherwise pursuant to the terms of, the Initial Note and the Second Note, and do not represent all of the shares of Common Stock that may become issuable pursuant to the terms of the Additional Notes. See the section titled “Financings” for more information on the Note Purchase Agreement and the Initial Note.

On September 14, 2026, we and the Note Investor entered into a side letter (the “Side Letter”) pursuant to which, among other things, the definition of “Floor Price” in the Initial Note and in all other Notes issued or issuable pursuant to the Note Purchase Agreement was amended and restated to fix the Floor Price at $2.85 per share, subject only to proportionate adjustment for stock splits, stock dividends, stock combinations, recapitalizations and similar events, and may not be reset to a lower amount on any adjustment date or by agreement of the Company and the holders.

Equity Purchase Facility. On July 16, 2026, we also entered into the Equity Purchase Facility Agreement with the EPFA Investor, pursuant to which we have the right, but not the obligation, to issue and sell to the EPFA Investor, from time to time in our sole discretion, and the EPFA Investor is obligated to purchase, up to an aggregate of $100,000,000 of newly issued shares of Common Stock, subject to the conditions and limitations set forth therein. The purchase price per Advance Share issued pursuant to any Advance will be determined pursuant to the terms of the Equity Purchase Facility Agreement. The Company may, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There is no mandatory minimum amount for each Advance and are no non-usage fees for not obtaining Advances, however, each requested Advance may not exceed the Maximum Advance Amount (as defined in the Equity Purchase Facility Agreement). We are under no obligation to sell any Advance Shares under the Equity Purchase Facility Agreement. In connection with the Equity Purchase Facility Agreement, the Company entered into a registration rights agreement with the EPFA Investor (the “EPFA RRA”). Pursuant to the EPFA RRA and because we are only registering $50 million of Advance Shares on this registration statement, once we have issued and sold all $50 million of Common Stock, to continue to issue and sell shares of Common Stock pursuant to the Equity Purchase Facility Agreement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock issuable pursuant to the Equity Purchase Facility Agreement. See the section titled “Financings” for more information on the Equity Purchase Facility Agreement.

Settlement with Helena Global Investment Opportunities I Ltd. On July 15, 2026, we entered into a settlement agreement with Helena Global Investment Opportunities I Ltd. (“Helena”) resolving litigation pending in the United States District Court for the Southern District of New York (Case No. 1:26-cv-05818) arising out of a purchase agreement providing for an equity line of credit of up to $10,000,000 and a related securities purchase agreement, each dated September 23, 2025 (collectively, the “Helena Agreements”), pursuant to which Helena alleged, among other things, that we breached our obligations to file, and to cause to be declared effective, a resale registration statement and to deliver certain required notices. Under the settlement agreement, we agreed to pay Helena $350,000 by July 17, 2026, and, upon Helena’s receipt of such payment, (i) Helena agreed to dismiss the litigation with prejudice within three business days, which was filed on July 17, 2026, (ii) the Helena Agreements and all obligations thereunder terminated, and (iii) Helena released us from all claims relating to the Helena Agreements, other than preserved claims for fraud or willful misconduct.

Acquisition of TradeIQ Intellectual Property Assets. On July 14, 2026, we completed the acquisition of certain intellectual property assets marketed under the name “TradeIQ” for an aggregate purchase price of $6,000,000 including a cash component of US$50,000 payable in two tranches of US$30,000 upon execution of the purchase agreement and US$20,000 on the date that is twenty-one (21) calendar days after the date of the agreement, 200,000 shares of Common Stock and 3,950 shares of our Series C Non-Voting Non-Convertible Preferred Stock.

Acquisition of the TradeOS Platform (Anira Consulting FZC). On June 2, 2026, we entered into a Share Purchase Agreement (as amended, the “Anira SPA”) with Shrvan Kumar Yadav (the “Seller”) contemplating the acquisition of 100% of the equity of Anira Consulting FZC (operating as “Tradewell”), a Sharjah, United Arab Emirates company that owns and operates TradeOS, a proprietary commodity trading and risk management platform, for an aggregate purchase price of $12,000,000. On June 8, 2026, we amended the Anira SPA to provide, among other things, that the consideration would consist of 135,000 shares of Common Stock, 1,000 shares of our Series B Non-Voting Non-Convertible Preferred Stock (stated value $6,595 per share) and a non-convertible, zero-interest promissory note maturing June 2, 2028. On July 29, 2026, we entered into Amendment No. 2 to the Anira SPA with the Seller and Anira, pursuant to which, effective as of the June 2, 2026 closing date, the transaction was restructured as the acquisition of specified assets only, consisting of the TradeOS commodity trading and risk management technology platform, the related intellectual property and the “Tradewell” and “TradeOS” names and marks (collectively, the “Purchased Assets”), and not the shares or the business of Anira. The shares of Anira were not, and will not be, transferred to us, and the Seller remains the sole owner of Anira. We did not acquire, and did not assume any liabilities or obligations in respect of, any employees, customers, customer or supplier relationships or contracts, accounts receivable, trading positions, credit lines, facilities, workforce or business operations of Anira. In connection with the restructuring, the principal amount of the promissory note was reduced by $500,000, from $5,000,000 to $4,500,000, without premium or penalty, reducing the aggregate purchase price for the Purchased Assets from $12,000,000 to $11,500,000, and we issued an amended and restated non-convertible, zero-interest promissory note in the principal amount of $4,500,000 maturing June 2, 2028. We believe that the acquisition, as restructured, constitutes an acquisition of assets that does not constitute the acquisition of a “business” within the meaning of Rule 11-01(d) of Regulation S-X, and we have accounted for the transaction as an asset acquisition under ASC 805-50. Accordingly, we do not believe that separate audited financial statements under Rule 3-05 of Regulation S-X, or pro forma financial information under Article 11 of Regulation S-X, are required with respect to the transaction. The Purchased Assets are recorded as finite-lived intangible assets with a carrying amount of $10.8 million as of June 30, 2026 and a useful life of five years. We have deployed the TradeOS platform internally as the system of record for our own agri-commodity trading activities. Any commodity trading revenue that we generate using the platform is revenue from trades executed by our own personnel, with our own counterparties and for our own account; the Purchased Assets themselves did not generate revenue at Anira and have not generated revenue for us.

Sale and Deconsolidation of Sadot Latam. On June 26, 2026, we sold 100% of the membership interests in our subsidiary Sadot Latam LLC to Dream America Marketing Services, Ltd., a Costa Rica entity, for nominal cash consideration ($1,000) plus the right to receive 27.5% of cash actually collected in respect of specified receivables and claims. As a result, we ceased consolidating Sadot Latam and, in accordance with Accounting Standards Codification Topic 810, recognized a non-cash gain on deconsolidation of $42.4 million in our condensed consolidated financial statements for the three and six months ended June 30, 2026.

Debt-to-Equity Conversions. On July 7, 2026, we entered into debt settlement and share issuance agreements pursuant to which we settled and extinguished outstanding obligations to Cedar Advance LLC (principal of approximately $1,876,500) and to Agile Capital Funding, LLC and Agile Lending LLC (principal of approximately $1,482,912), in each case in exchange for the issuance of 45,000 shares of Common Stock (90,000 shares in the aggregate), with no cash consideration paid.

Management Addition. On July 6, 2026, we appointed Aleksandr Zhandov as our Chief Operating Officer and Deputy Chief Executive Officer, reporting to our Chief Executive Officer. Mr. Zhandov’s employment agreement, effective July 6, 2026, provides for an annual base salary of $120,000, eligibility for discretionary annual performance bonuses and discretionary equity awards, participation in our employee benefit plans, and employment on an at-will basis, and contains customary confidentiality, non-competition, non-solicitation, intellectual property assignment and clawback provisions.

Real Estate Option. On June 4, 2026, as amended June 10, 2026, we entered into an option agreement granting us an exclusive, irrevocable six-month option to acquire seven California-based real estate limited liability companies holding an aggregate residential portfolio, in consideration for which we paid a non-refundable option fee of $1,042,500 through the issuance of 132,803 shares of Common Stock at $7.85 per share. If exercised, the option carries a net exercise price payable in shares of our Series C Non-Voting Non-Convertible Preferred Stock or, at our election, in cash.

Rocket Capital Settlement. On July 22, 2026, we entered into a debt settlement and share issuance agreement with Rocket Capital NY LLC (“Rocket”) settling all claims relating to a Purchase and Sale of Future Receipts Agreement dated March 14, 2025, including the action captioned Rocket Capital NY LLC v. Sadot Group Inc. (Index No. 529734/2025, Supreme Court of the State of New York, Kings County). Rocket asserted that $599,582.62 was outstanding, which we disputed. In full settlement and discharge of an agreed settled debt amount of $500,000 and all related claims, we agreed to issue Rocket 26,581 shares of Common Stock, upon receipt of which the settled debt will be extinguished in full, the parties will exchange releases and the action will be dismissed with prejudice. Rocket agreed not to sell on any trading day more than 15% of that day’s Nasdaq trading volume in our Common Stock. No cash consideration was paid.

Jennifer Black Settlement. On July 23, 2026, we entered into a debt settlement and share issuance agreement with Jennifer Black, our former Chief Financial Officer and the holder of a promissory note originally issued in October 2024 (as amended, the “Black Note”), which matured unpaid on December 31, 2025 and thereafter accrued default interest at 22% per annum. In full settlement and discharge of an agreed settled debt amount of $466,617.73 (comprising $414,635.00 of outstanding principal and $51,982.73 of default interest through July 27, 2026), we agreed to issue Ms. Black 26,199 shares of Common Stock, and, in settlement of $409,082.17 of unpaid severance and other compensation, we agreed to issue her an unsecured, non-convertible, non-transferable promissory note in the principal amount of $409,082.17, maturing one year from issuance and bearing interest at 10.0% per annum (12.0% after maturity). The agreement provides for mutual releases (preserving specified indemnification, insurance and expense-reimbursement rights of Ms. Black), and Ms. Black agreed not to sell on any trading day more than 15% of that day’s Nasdaq trading volume in our Common Stock.

Amendment No. 2 to the Anira Share Purchase Agreement. On July 29, 2026, we entered into Amendment No. 2 to the Anira SPA, which restructured the June 2, 2026 transaction as an acquisition of the Purchased Assets, effective as of the closing date, and reduced the aggregate purchase price to $11,500,000, as described above under “—Acquisition of the TradeOS Platform (Anira Consulting FZC).”

Nasdaq Compliance Determination. On August 3, 2026, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that, based upon our Current Report on Form 8-K dated July 17, 2026, the staff has determined that we comply with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1). The letter further provides that if we fail to evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026, we may be subject to delisting, in which case we would have the right to appeal the staff’s determination to a Nasdaq Hearings Panel. The settlement of the February Debentures described below reduced our outstanding indebtedness by $1,086,956.52 and correspondingly increased our shareholders’ equity, although there can be no assurance that we will evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026. See “—Nasdaq Continued Listing” and “Risk Factors.”

Settlement of the February Debentures; Adjustment to the Conversion Price of the Initial Note. In February 2026, we issued four 8% Unsecured Original Issue Discount Debentures, each in the original principal amount of $271,739.13 and in the aggregate original principal amount of $1,086,956.52 (the “February Debentures”), pursuant to securities purchase agreements dated as of February 6, 2026. The February Debentures matured on May 30, 2026 and remained outstanding. Between August 17, 2026 and August 21, 2026, each of the February Debentures was assigned by its holder to a third-party assignee for a cash purchase price equal to the outstanding principal amount thereof, and each was thereafter settled, extinguished and discharged in full pursuant to a debt settlement and share issuance agreement in exchange for the issuance of shares of Common Stock in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act: on August 17, 2026, we agreed to issue 32,909 shares of Common Stock in settlement of $271,739.13 of principal; on August 19, 2026, we agreed to issue 33,968 shares of Common Stock in settlement of $271,739.13 of principal; and on August 21, 2026, we agreed to issue an aggregate of 67,936 shares of Common Stock, at a fixed price of $8.00 per share, in settlement of the remaining $543,478.26 of principal. We issued an aggregate of 134,813 shares of Common Stock in these settlements, and no February Debentures remain outstanding. In connection with the first settlement, the holders of the remaining February Debentures also agreed to extend the maturity date of their debentures to October 31, 2026. Each issuance of shares is subject to a 4.99% beneficial ownership limitation (which may be increased by the holder to 9.99% upon 61 days’ prior notice), an aggregate exchange cap of 19.99% of the outstanding Common Stock in accordance with Nasdaq Listing Rule 5635(d) absent stockholder approval, and a daily leak-out limitation equal to 15% of the daily trading volume of the Common Stock.

In connection with each of these settlements, the holder of the Initial Note and the EPFA Investor each delivered a consent, waiver and acknowledgment pursuant to which it consented to the assignments, the settlements and the related transactions and provided a one-time waiver of specified provisions of the Note Purchase Agreement and the Equity Purchase Facility Agreement, respectively, including the variable rate transaction and participation provisions thereof, in each case solely with respect to those transactions. We agreed to reimburse the holder of the Initial Note for its fees and expenses incurred in connection with those consents. The waivers granted by the holder of the Initial Note did not extend to the anti-dilution provisions of the Initial Note. Accordingly, because shares of Common Stock were issued in the settlements at prices below the then-applicable fixed conversion price of the Initial Note, the fixed conversion price of the Initial Note was automatically adjusted and is $8.00 per share as of the date of this prospectus. The Floor Price of $2.85 per share applicable to the Initial Note was not adjusted, and the number of Conversion Shares registered for resale under this prospectus is therefore unchanged. See “Risk Factors” and “Financings.”

For a more complete description of these transactions, see “Financings” and the Current Report on Form 8-K that we filed with the SEC with respect thereto, which is incorporated by reference into this prospectus.

Attiya Resignation. On August 24, 2026, Mr. Oren Attiya notified the Company of his resignation from the position of Chief Financial Officer of the Company, and from his designation as the Company’s principal financial officer and principal accounting officer, and from each other office and position held by him with the Company and its subsidiaries. Mr. Attiya provided the services of the Company’s Chief Financial Officer through CO-Finance Financial and Accounting Consulting Ltd. (“CO-Finance”), of which he is the sole shareholder. The Board of Directors of the Company (the “Board”) accepted Mr. Attiya’s resignation effective as of the same date. On August 24, 2026, the Board appointed Haggai Ravid, the Company’s Chief Executive Officer and a member of the Board, to serve as the Company’s Interim Chief Financial Officer, and designated Mr. Ravid as the Company’s principal financial officer and principal accounting officer, in each case effective immediately upon the effectiveness of Mr. Attiya’s resignation and until his successor is duly appointed and qualified or until his earlier resignation or removal. Mr. Ravid served as Interim Chief Financial Officer until September 15, 2026, when the Board appointed Michael D. Murray as our Chief Executive Officer and Chief Financial Officer. See “—Appointment of Chief Executive Officer and Chief Financial Officer; Transition of Mr. Ravid to Executive Director” below.

On August 24, 2026, the Company entered into a Termination and Mutual Release Agreement (the “Separation Agreement”) with CO-Finance and Mr. Attiya. The Separation Agreement terminates the Consulting Agreement dated December 3, 2025 among the Company, CO-Finance and Mr. Attiya, pursuant to which CO-Finance provided the services of Mr. Attiya as the Company’s Chief Financial Officer, and waives the ninety (90) day notice period provided for therein. Under the Separation Agreement, the Company agreed to issue to Mr. Attiya 6,000 shares of the Company’s common stock under the Company’s 2025 Equity Incentive Plan. The shares will be issued in a transaction not involving any public offering, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated thereunder, and will constitute “restricted securities” within the meaning of Rule 144 thereunder.

The Separation Agreement also contains mutual releases of claims by the Company and by CO-Finance and Mr. Attiya, subject to specified exclusions; covenants regarding confidentiality of the terms of the Separation Agreement, non-disparagement and the return of Company property; a covenant of Mr. Attiya to cooperate with the Company in connection with the transition of his former responsibilities and any audit, litigation, investigation or regulatory matter relating to periods during which he served the Company; and a provision confirming that nothing in the Separation Agreement or in any related agreement or Company policy limits the ability of CO-Finance or Mr. Attiya to communicate with, or participate in any investigation or proceeding conducted by, any governmental agency or self-regulatory organization.

MARV Brands Litigation. On August 21, 2026, MARV Brands of America LLC, MARV Brands Inc. and MARV Holdings USA Inc. (collectively, the “MARV Parties”) filed an Original Petition against us and our subsidiaries Pokemoto LLC, Poke Co Holdings, LLC and Muscle Maker Development, LLC in the District Court of Johnson County, Texas (Cause No. TC260179). The MARV Parties are the buyers under the Asset Purchase Agreement dated December 4, 2025 pursuant to which we sold substantially all of the assets of our Pokemoto and Muscle Maker Grill franchise businesses, as described above. The petition asserts claims for breach of the Asset Purchase Agreement, breach of the related Transition Services Agreement, contractual indemnity and attorneys’ fees, and alleges, among other things, that we (i) failed to deliver the full balance of the franchise marketing fund, which the petition alleges was represented to be approximately $333,000 and of which approximately $150,000 was delivered, and failed to provide a marketing fund reconciliation and an accounting of gift card balances, (ii) failed to remit royalties and other franchisee payments received on or after November 25, 2025, (iii) provided transition services for approximately 30 days rather than the 90-day period called for by the Transition Services Agreement, (iv) failed to deliver specified missing franchise and transfer agreements, entitling the MARV Parties to retain the $200,000 holdback under the Asset Purchase Agreement, and (v) failed to honor an indemnification demand made on March 23, 2026 with respect to an action brought against certain of the MARV Parties by Lisiten Associates, Inc. in the Supreme Court of the State of New York (Case No. 651029/2026) seeking a brokerage fee in connection with the sale. The MARV Parties seek monetary relief of more than $250,000 but not more than $1,000,000, together with interest, costs and attorneys’ fees. We previously wrote off the $200,000 holdback receivable as of December 31, 2025. We dispute the claims and intend to defend the action vigorously. We are unable at this time to predict the outcome of this matter or to estimate the amount or range of any reasonably possible loss, and an adverse outcome could have a material adverse effect on our liquidity, financial condition and results of operations.

Zen-Noh Arbitration Award. On September 11, 2026, an arbitral tribunal constituted under the rules of the Grain and Feed Trade Association (“GAFTA”), seated in London, England, issued a final award in GAFTA arbitration No. 19-410 (the “Zen-Noh Award”), commenced by Zen-Noh America Holdings Corp. (“Zen-Noh”) with respect to a contract for the sale of agricultural commodities by Zen-Noh. The tribunal determined that Sadot Group Inc., rather than our former subsidiary Sadot Latam, was the buyer under the contract, and awarded Zen-Noh $8,221,013.91, together with interest at the rate of 5% per annum, compounded quarterly, from September 12, 2024, and arbitration fees of £24,813.75. We estimate that the amount of the Zen-Noh Award, including interest accrued through September 12, 2026, was approximately $9.1 million, and interest continues to accrue. We maintain that Sadot Group Inc. was not a party to the contract or to the arbitration agreement contained in it. On the advice of counsel, we did not appear or take part in the arbitration in order to preserve our objection to the tribunal’s jurisdiction as a non-participating party under Section 72 of the English Arbitration Act 1996 (the “Arbitration Act”). We have instructed English counsel to challenge the Zen-Noh Award in the Commercial Court of England and Wales under Section 67 of the Arbitration Act on the ground that the tribunal lacked substantive jurisdiction over Sadot Group Inc. and, in the alternative, under Section 68 of the Arbitration Act on the ground of serious irregularity, and we intend to commence the challenge on or before the statutory deadline of October 9, 2026. A challenge under Section 67 proceeds as a complete rehearing of the jurisdictional question by the court, rather than a review of the tribunal’s decision. However, there can be no assurance that the challenge will be successful. See “Risk Factors—An arbitral tribunal has issued an award of more than $8.2 million, plus interest, against us.”

2026 Annual Meeting of Stockholders. On September 10, 2026, we held our 2026 annual meeting of stockholders (the “Annual Meeting”). At the Annual Meeting, our stockholders (i) elected Chagay (Haggai) Ravid, Sean Schnapp, Alexander David, Liat Franco and Yuriy Shirinyan as directors; (ii) approved the Sadot Group Inc. 2026 Stock Incentive Plan (the “2026 Plan”), under which 3,000,000 shares of Common Stock are reserved for issuance; (iii) approved, for purposes of Nasdaq Listing Rules 5635(b) and 5635(d), the issuance of shares of Common Stock upon conversion of, or otherwise pursuant to the terms of, the Notes in excess of the Exchange Cap (the “Note Nasdaq Stockholder Approval”); (iv) approved, for purposes of Nasdaq Listing Rule 5635(d), the issuance of Advance Shares under the Equity Purchase Facility Agreement in excess of the Exchange Cap (the “EPFA Nasdaq Stockholder Approval”); (v) authorized our Board, in its discretion, to effect one or more reverse stock splits of our Common Stock at a ratio of not less than 5-for-1 and not more than 250-for-1 at any time on or before December 31, 2027; (vi) approved an amendment to our Articles of Incorporation to increase the number of authorized shares of Common Stock from 12,500,000 shares to 1,000,000,000 shares; and (vii) approved, for purposes of Nasdaq Listing Rule 5635, the issuance of shares of Common Stock upon any conversion of the promissory note issued as partial consideration in the Anira transaction. Our stockholders did not ratify the appointment of Kreit & Chiu CPA LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; the ratification vote was advisory only. As a result of the approvals described in clauses (iii), (iv), (v) and (vi), neither the Exchange Cap nor the number of our authorized but unissued shares of Common Stock limits the number of shares we may issue under the Notes or the Equity Purchase Facility Agreement. See “Risk Factors.”

Increase in Authorized Common Stock. On September 14, 2026, following stockholder approval at the Annual Meeting, we filed a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of the State of Nevada increasing the number of authorized shares of Common Stock from 12,500,000 shares to 1,000,000,000 shares. The Certificate of Amendment became effective upon filing. The number of authorized shares of preferred stock, 10,000,000 shares, was not changed. See “Description of Capital Stock.”

Appointment of Chief Executive Officer and Chief Financial Officer; Transition of Mr. Ravid to Executive Director. Effective September 15, 2026, the Board appointed Michael D. Murray as our Chief Executive Officer and Chief Financial Officer and designated Mr. Murray as our principal executive officer, principal financial officer and principal accounting officer. On the same date, by mutual agreement, Chagay (Haggai) Ravid ceased serving as our Chief Executive Officer and Interim Chief Financial Officer and was appointed Executive Director, reporting to the Chief Executive Officer. Mr. Ravid continues to serve as a member of the Board. Mr. Ravid’s transition did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Murray, age 57, has served as Chief Executive Officer of GBT Tokenize Corp. since June 2022. From November 2024 to February 2026, Mr. Murray served as Chief Executive Officer and principal financial officer of GBT Technologies Inc., and from April 2015 to June 2022 he served in various executive and board positions with GBT Technologies Inc. and its predecessor, including as Chairman, Chief Executive Officer, President and a director. Mr. Murray has more than 25 years of professional experience in finance, mortgage banking, real estate brokerage, sales and development, and previously served as Chief Executive Officer of Home Plus Financial, Inc. and as President of Home Plus Construction, Inc. He holds a Master of Arts in Public Relations and a Bachelor of Arts in Political Science from California Baptist University.

Under his employment agreement, Mr. Murray is entitled to an annual base salary of $200,000, is eligible for a performance bonus based on objectives established by the Board, and received a restricted stock award with a grant-date fair value of $100,000 under the 2026 Plan, vesting in equal quarterly installments over one year commencing October 1, 2026. Either party may terminate the agreement on 30 days’ notice; if we terminate Mr. Murray’s employment without cause, he is entitled to severance equal to 12 months of base salary. The agreement contains customary confidentiality, non-competition, non-solicitation and clawback provisions. We also entered into an amendment to Mr. Ravid’s employment agreement (the “Ravid Amendment”) providing that references to his service as Chief Executive Officer mean service as Executive Director; the Ravid Amendment did not change Mr. Ravid’s compensation or benefits, and he continues to receive an annual base salary of $200,000. There is no family relationship between Mr. Murray and any director or executive officer of the Company.

Change in Independent Registered Public Accounting Firm. On September 22, 2026, the Audit Committee of our Board dismissed Kreit & Chiu CPA LLP as our independent registered public accounting firm, effective immediately, and approved the engagement of CT International LLP as our new independent registered public accounting firm for the fiscal year ending December 31, 2026. See “Change in Independent Registered Public Accounting Firm.”

Nasdaq Continued Listing

On May 5, 2026, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we no longer satisfied the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1), and that we did not otherwise satisfy the alternative continued listing standards of at least $35 million market value of listed securities set forth in Nasdaq Listing Rule 5550(b)(2) or $500,000 of net income from continuing operations set forth in Nasdaq Listing Rule 5550(b)(3). We submitted a plan to regain compliance and took a number of steps intended to improve our stockholders’ equity and financial position, including the acquisition of the Purchased Assets, the sale and deconsolidation of Sadot Latam LLC and other legacy assets, the conversion of outstanding indebtedness into equity, the entry into an option to acquire a portfolio of income-producing real estate and the acquisition of the TradeIQ intellectual property assets described above. On August 3, 2026, we received a letter from the staff of Nasdaq notifying us that, based upon our Current Report on Form 8-K dated July 17, 2026, in which we reported our pro forma stockholders’ equity after giving effect to those transactions, the staff has determined that we comply with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1). Investors should note that the staff’s determination was based on pro forma stockholders’ equity giving effect to transactions completed after June 30, 2026, and not on our reported shareholders’ equity as of June 30, 2026, which was a deficit of $5.9 million as reflected in our condensed consolidated balance sheet included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026. The staff’s letter provides that if we fail to evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026, we may be subject to delisting, in which event the staff would provide written notification to us and we would have the right to appeal the staff’s determination to a Nasdaq Hearings Panel. There can be no assurance that we will evidence compliance with the stockholders’ equity requirement upon the filing of our periodic report for the period ended September 30, 2026 or that we will otherwise maintain compliance with the applicable continued listing requirements of Nasdaq. See “Risk Factors.”

Going Concern

Our consolidated financial statements for the year ended December 31, 2025, and our condensed consolidated financial statements for the three and six months ended June 30, 2026, in each case incorporated by reference into this prospectus, have been prepared assuming that we will continue as a going concern. As described therein, our recurring losses from operations, negative working capital, defaults under substantially all of our outstanding debt obligations and shareholders’ deficit raise substantial doubt about our ability to continue as a going concern. As of June 30, 2026, we had cash of $0.1 million, a working capital deficit of $13.6 million, an accumulated deficit of $141.4 million and a total shareholders’ deficit of $5.9 million. See “Risk Factors.”

Corporate Information

We were incorporated in the State of Nevada on October 25, 2019. Our principal executive offices are located at 295 E. Renfro Street, Suite 300, Burleson, Texas 76028, and our telephone number is (832) 604-9568. Our Common Stock is listed on Nasdaq under the symbol “SDOT.” Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we have elected to take advantage of certain of the scaled disclosure available to smaller reporting companies.

THE OFFERING

Common Stock offered by the selling stockholders	Up to 4,254,386 shares of Common Stock, consisting of (i) up to 2,500,000 Advance Shares issuable to the EPFA Investor under the Equity Purchase Facility Agreement, based on an assumed issuance price per share of $20, and (ii) up to 1,754,386 Conversion Shares issuable to the Note Investor upon conversion of, or otherwise pursuant to the terms of, the Initial Note and the Second Note, based on the floor price per share of $2.85 of the Initial Note.
Common Stock outstanding prior to this offering	1,457,589 shares of Common Stock (as of September 22, 2026).
Common Stock outstanding after giving effect to the issuance of all shares registered hereby

5,711,975 shares of Common Stock. This figure assumes issuance of all 4,254,386 registered shares and is presented solely for illustrative purposes; the Company controls the timing and amount of any Advances and the actual number of Conversion Shares issued will depend on the Conversion Price, any Alternate Conversion, and whether Interest is paid in shares.

Use of proceeds	We will not receive any proceeds from the resale of shares of Common Stock by the selling stockholders. All of the net proceeds from the resale of our Common Stock will go to the selling stockholders. We will, however, receive up to $50 million in proceeds from sales of Advance Shares we may elect to make to the EPFA Investor under the Equity Purchase Facility Agreement and up to $900,000 in gross proceeds from the sale of the Second Note. See “Use of Proceeds.”
Nasdaq Capital Market symbol	“SDOT”
Risk factors	Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with the risks described in the documents incorporated by reference into this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and our subsequent Quarterly Reports on Form 10-Q, and all of the other information contained in or incorporated by reference into this prospectus, before making an investment decision. If any of these risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

Risks Related to This Offering

We have a shareholders’ deficit and substantial defaults under our outstanding indebtedness, and there is substantial doubt about our ability to continue as a going concern.

As of June 30, 2026, we had cash of $0.1 million, total current assets of $0.2 million, total current liabilities of $13.8 million, a working capital deficit of $13.6 million, an accumulated deficit of $141.4 million and a total shareholders’ deficit of $5.9 million, and we generated no commodity sales revenue in the three and six months ended June 30, 2026. Substantially all of our outstanding debt obligations matured on December 31, 2025 and, other than obligations settled through the issuance of Common Stock, remain unpaid and in default; approximately $1.5 million of our total outstanding notes payable remained in default as of the date of the filing of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026. Substantially all of our total assets as of June 30, 2026 consisted of intangible assets acquired in the TradeOS transaction, which have not generated revenue, and a purchase option. The report of Kreit & Chiu CPA LLP, our former independent registered public accounting firm, on our financial statements for the year ended December 31, 2025 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, and our condensed consolidated financial statements as of and for the period ended June 30, 2026 include a similar disclosure. Our ability to continue as a going concern depends on our ability to raise additional capital, including under the Note Purchase Agreement and the Equity Purchase Facility Agreement, each of which is subject to conditions that are outside of our control, including the effectiveness of the registration statement of which this prospectus forms a part, the satisfaction of the equity conditions under those agreements and our continued listing on Nasdaq. Subsequent to June 30, 2026, we settled all four February Debentures, in the aggregate original principal amount of $1,086,956.52, through the issuance of an aggregate of 134,813 shares of Common Stock, which reduced our outstanding indebtedness and correspondingly increased our shareholders’ equity but resulted in dilution to our existing stockholders. If we are unable to raise additional capital on acceptable terms, we may be required to scale back or cease operations.

An arbitral tribunal has issued an award of more than $8.2 million, plus interest, against us. If our challenge to the award is unsuccessful, we may be unable to satisfy the award, we may fail to maintain compliance with Nasdaq’s stockholders’ equity requirement, and the award could result in defaults under our other obligations.

On September 11, 2026, a GAFTA arbitral tribunal issued the Zen-Noh Award against Sadot Group Inc. in the amount of $8,221,013.91, plus interest at the rate of 5% per annum, compounded quarterly, from September 12, 2024, and arbitration fees. We estimate that the Zen-Noh Award, including interest accrued through September 12, 2026, was approximately $9.1 million. See “Prospectus Summary—Recent Developments—Zen-Noh Arbitration Award.” We intend to challenge the Zen-Noh Award in the Commercial Court of England and Wales on the ground that the tribunal lacked jurisdiction over Sadot Group Inc. The outcome of that challenge is uncertain, and the court may uphold the tribunal’s jurisdiction. The amount of the Zen-Noh Award substantially exceeds our cash and other liquid resources. If we are required to recognize a liability for the Zen-Noh Award in our financial statements for the quarterly period ending September 30, 2026, our shareholders’ deficit would increase materially. In that event, we may be unable to evidence compliance with the minimum stockholders’ equity requirement of Nasdaq Listing Rule 5550(b)(1) upon the filing of our Quarterly Report on Form 10-Q for that period, which could result in the delisting of our Common Stock. The delisting of our Common Stock would also prevent us from satisfying the conditions to additional closings under the Note Purchase Agreement and to Advances under the Equity Purchase Facility Agreement. In addition, if Zen-Noh obtains recognition of the Zen-Noh Award in the United States, it could seek to enforce the award against our assets. An event of default under the Notes could result in the acceleration of our obligations, including the 130% Event of Default Redemption Premium, and permit the Note Investor to exercise remedies against the collateral securing the Notes, which consists of substantially all of our assets. Any of these outcomes would have a material adverse effect on our financial condition and could require us to cease operations, in which case you could lose all of your investment.

The sale or issuance of a significant number of shares of Common Stock could cause the market price of our Common Stock to decline and result in substantial dilution to our existing stockholders.

The 4,254,386 shares of Common Stock being registered for resale under this prospectus represent approximately 291.9% of the 1,457,589 shares of Common Stock issued and outstanding as of September 22, 2026. The sale of a large number of these shares, or the perception that such sales may occur, could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. The number of shares of Common Stock ultimately issuable upon conversion of the Initial Note and the Second Note and upon sales of Advance Shares under the Equity Purchase Facility Agreement is not fixed and could be substantially greater than the number of shares registered hereby, particularly if the market price of our Common Stock declines, because both the conversion price of the Initial Note and the Second Note (in the case of an Alternate Conversion) and the purchase price of the Advance Shares are calculated by reference to the market price of our Common Stock. As a result, the issuance and resale of shares of Common Stock pursuant to these transactions may result in significant and continued dilution to our existing stockholders, and the market price of our Common Stock may decline as a result. The disclosure and tables below are presented without regard to the 4.99% beneficial ownership limitation contained in the Notes and the Equity Purchase Facility Agreement. That limitation restricts only the number of shares of Common Stock that a selling stockholder may beneficially own at any one time; it does not limit the total number of shares that may be issued to a selling stockholder over time, because a selling stockholder may sell shares it has received and then convert additional principal or purchase additional Advance Shares, repeatedly, so long as its beneficial ownership does not exceed the limitation at any given time. In addition, because our stockholders approved the issuance of shares in excess of the Exchange Cap and the increase in our authorized Common Stock to 1,000,000,000 shares at the Annual Meeting, neither the Exchange Cap nor the number of our authorized but unissued shares limits the number of shares that may be issued under the Notes or the Equity Purchase Facility Agreement.

The Notes. The terms of the Initial Note and the Second Note may contribute to dilution in the following specific ways. First, amounts outstanding under the Notes are convertible at the holder’s option at a fixed conversion price, which is currently $8.00 per share. At the $8.00 fixed conversion price, the $5,000,000 aggregate principal amount of the Initial Note and the Second Note is convertible into a total of 625,000 shares of Common Stock, however, conversion of the Notes is subject to the beneficial ownership limitation of 4.99% of the issued and outstanding shares of Common Stock so this number is for illustrative purposes only and assumes that the Second Note has been issued. Any future issuance of Common Stock or Common Stock equivalents at a price below the then-applicable fixed conversion price would reduce the fixed conversion price to the lower issuance price, subject to the Floor Price. Second, at the holder’s election, at any time, all or any part of the Notes may instead be converted at an “Alternate Conversion Price” equal to the lower of (i) the fixed conversion price then in effect and (ii) the greater of (x) the Floor Price of $2.85 per share and (y) 90% of the lowest trading price of our Common Stock during the ten consecutive trading days ending on and including the trading day immediately preceding delivery of the conversion notice. Because the Alternate Conversion Price is calculated by reference to the market price of our Common Stock and is at a 10% discount to the lowest trading price in the measuring period, the number of shares issuable upon conversion increases as the market price declines. Third, at any time after an Event of Default, whether or not cured, the holder may convert at an Alternate Conversion Price equal to the greater of the Floor Price and 80% of the lowest trading price during the same ten-trading-day measuring period, and the amount converted is multiplied by the 130% Event of Default Redemption Premium.

The following table sets forth the number of shares of Common Stock that would be issuable upon conversion of the full $5,000,000 aggregate principal amount of the Initial Note and the Second Note at a range of assumed conversion prices, the percentage of our currently outstanding Common Stock that those shares would represent, the percentage of our outstanding Common Stock that those shares would represent after giving effect to their issuance, and the number of additional shares that would be issuable if interest for the full term of the Notes were paid in shares at the same assumed price. The table is presented without regard to the 4.99% beneficial ownership limitation, except as otherwise disclosed below, which limits the number of shares of Common Stock a holder can convert at any given time and assumes that the Second Note has been issued. The assumed conversion prices are keyed to $11.78, the last reported sale price of our Common Stock on The Nasdaq Capital Market on September 22, 2026, to the $8.00 fixed conversion price of the Initial Note, as adjusted, and the $2.85 Floor Price. The assumed conversion prices are for illustration purposes only and do not represent a prediction of the market price of our Common Stock.

Assumed Conversion Price Per Share	Number of Shares Issuable upon Conversion of $5,000,000 Principal Amount(1)	Number of Conversion Shares to be Issued After Giving Effect to the 4.99% Beneficial Ownership Limitation(3)	Percentage of Currently Outstanding Common Stock(2)	Percentage of Outstanding Common Stock After Giving Effect to the Issuance(2)
$11.78 (last reported sale price on September 22, 2026)	424,449	76,553	29.1%	22.6%
$8.84 (25% below $11.78)	565,611	76,553	38.8%	28.0%
$8.00 (fixed conversion price as of September 22, 2026)	625,000	76,553	42.9%	30.0%
$5.89 (50% below $11.78)	848,897	76,553	58.2%	36.8%
$2.95 (75% below $11.78)	1,694,916	76,553	116.3%	53.8%
$2.85 (Floor Price)	1,754,386	76,553	120.4%	54.6%

(1) Represents the $5,000,000 aggregate principal amount of the Initial Note ($4,000,000) and the Second Note ($1,000,000) divided by the assumed conversion price, without giving effect to accrued interest, any redemption premium of up to 130% or any further anti-dilution or most-favored-nation adjustment to the conversion price, and without regard to the 4.99% beneficial ownership limitation and assuming the Second Note has been issued.

(2) Based on 1,457,589 shares of Common Stock outstanding as of September 22, 2026 and does not take into consideration the beneficial ownership limitation of 4.99% which would prohibit a holder of the Notes from converting the Notes for this number of shares of Common Stock at any given time.

(3) Based on 1,457,589 shares of Common Stock outstanding as of September 22, 2026.

The Equity Purchase Facility Agreement. The purchase price of Advance Shares under the Equity Purchase Facility Agreement is set at a discount to the “Market Price” of our Common Stock during the pricing period selected in our Advance Notice, and the Market Price is not the closing or average price but the lowest price at which our Common Stock traded, or the lowest hourly VWAP of our Common Stock, whichever is lower, during that pricing period. Because the purchase price is set at a discount to the lowest trade price or lowest hourly VWAP during the relevant pricing period, the EPFA Investor will generally pay less than the prevailing market price and less than the closing price on the applicable trading days, a decline in the market price of our Common Stock increases the number of Advance Shares we must issue to obtain a given amount of proceeds, and the EPFA Investor may sell the Advance Shares at prices above the price it paid, which may further depress the market price. The following table sets forth, at a range of assumed purchase prices per Advance Share the number of Advance Shares that we would issue to obtain $50,000,000 of gross proceeds under the Equity Purchase Facility Agreement, the percentage of our currently outstanding Common Stock that those shares would represent, the percentage of our outstanding Common Stock that those shares would represent after giving effect to their issuance. The table is presented without regard to the 4.99% beneficial ownership limitation, except as otherwise disclosed below, which limits the number of shares of Common Stock a holder can convert at any given time. We are under no obligation to sell any Advance Shares, and the amount of any Advance is at our discretion, subject to certain maximums for each Advance set forth in the Equity Purchase Facility Agreement.

Assumed Market Price Per Share	Number of Advance Shares Issuable for $50,000,000 of Gross Proceeds	Number of Advance Shares to be Issued After Giving Effect to the 4.99% Beneficial Ownership Limitation(1)	Percentage of Currently Outstanding Common Stock(2)	Percentage of Outstanding Common Stock After Giving Effect to the Issuance(2)
$20.00 (assumed issuance price used for registration)	2,500,000	76,553	171.5%	63.2%
$11.78 (last reported sale price on September 22, 2026)	4,467,876	76,553	306.5%	75.4%
$8.84 (25% below $11.78)	5,953,799	76,553	408.4%	80.3%
$5.89 (50% below $11.78)	8,935,752	76,553	613.0%	86.0%
$2.95 (75% below $11.78)	17,841,214	76,553	1,223.9%	92.4%

(1) Based on 1,457,589 shares of Common Stock outstanding as of September 22, 2026.

(2) Based on 1,457,589 shares of Common Stock outstanding as of September 22, 2026, and does not take into consideration the beneficial ownership limitation of 4.99% which would prohibit the Company from issuing Advance Shares for this number of shares of Common Stock at any given time.

It is not possible to predict the actual number of shares of Common Stock, if any, we will sell to the EPFA Investor under the Equity Purchase Facility Agreement, or the actual gross proceeds resulting from those sales, which may be substantially less than $50.0 million.

Sales of Common Stock, if any, to the EPFA Investor under the Equity Purchase Facility Agreement will depend upon market conditions and other factors, and are at our sole discretion. We may ultimately decide to sell to the EPFA Investor all, some or none of the Advance Shares that may be available for us to sell. The purchase price per share of the Advance Shares will fluctuate based on the market price of our Common Stock. Accordingly, it is not possible to predict the number of shares of Common Stock that we will sell to the EPFA Investor, the purchase price per share, or the aggregate gross proceeds we will receive from any such sales.

The EPFA Investor may pay less than the then-prevailing market price of our Common Stock for Advance Shares, and investors who purchase shares from the EPFA Investor may pay more than they paid.

The Advance Shares to be issued to the EPFA Investor under the Equity Purchase Facility Agreement will be issued at a discount to the market price of our Common Stock. As a result, the EPFA Investor may realize a profit on the resale of the Advance Shares that may be substantial, and investors who purchase shares of Common Stock from EPFA Investor in this offering at different times will likely pay different prices for those shares and may experience different levels of dilution and different outcomes in their investment results.

The Notes contain provisions that could result in the issuance of a substantial number of shares of Common Stock at conversion prices below the current market price.

The Initial Note is convertible into shares of Common Stock at a fixed conversion price of $8.00 per share and, at the election of the holder, at an Alternate Conversion Price equal to the lower of the fixed conversion price and the greater of the Floor Price of $2.85 per share and 90% of the lowest trading price of our Common Stock during the ten consecutive trading days preceding the conversion notice (80% of the lowest trading price, on a Conversion Amount increased by the 130% Event of Default Redemption Premium, following an Event of Default). The conversion price of the Notes is also subject to adjustment upon certain issuances of securities below the then-applicable conversion price (a “full-ratchet” anti-dilution adjustment), to a most-favored-nation adjustment, and to adjustment upon any stock combination or reverse stock split. As a result, the number of shares of Common Stock issuable upon conversion of the Notes could increase substantially if the market price of our Common Stock declines, which would result in substantial dilution to our existing stockholders.

Our obligations under the Notes are secured by substantially all of our assets and guaranteed by our subsidiaries, and the related covenants may restrict our operations. An event of default could have a material adverse effect on us.

Our obligations under the Notes are secured by a lien on substantially all of our assets and the assets of our subsidiaries pursuant to a certain Security and Pledge Agreement, dated as of July 16, 2026 (the “Security and Pledge Agreement”), and are guaranteed by our subsidiaries pursuant to a certain Guaranty, dated as of July 16, 2026 (the “Guaranty”). In addition, we have agreed, pursuant to the Notes, to maintain Available Cash (as defined in the Notes) and cash equivalents of at least $750,000 as of the last calendar day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2026 (the “Available Cash Test”). Our cash balances have recently been substantially below this level, and there can be no assurance that we will be able to satisfy the Available Cash Test on any measurement date. If we fail to comply with these covenants or otherwise experience an event of default, the holders of the Notes could accelerate our obligations and require redemption at a premium of up to 130% and foreclose on our assets, any of which could have a material adverse effect on our business, financial condition and results of operations.

Although Nasdaq has determined that we comply with the minimum stockholders’ equity requirement for continued listing, we must evidence compliance with that requirement upon the filing of our periodic report for the period ended September 30, 2026, and there can be no assurance that we will do so.

On May 5, 2026, we received a letter from Nasdaq notifying us that we no longer satisfied the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market, and on August 3, 2026 we received a letter from the staff of Nasdaq determining that we comply with that requirement based upon the pro forma stockholders’ equity reported in our Current Report on Form 8-K dated July 17, 2026. Our reported shareholders’ equity as of June 30, 2026 was a deficit of $5.9 million, and the staff’s determination was based on pro forma amounts giving effect to transactions completed after that date rather than on our reported shareholders’ equity. The staff’s letter provides that if we fail to evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026, we may be subject to delisting, subject to our right to appeal to a Nasdaq Hearings Panel. Our ability to evidence compliance will depend on, among other things, the results of our operations for the quarter ending September 30, 2026, any impairment of the intangible assets acquired in the TradeOS and TradeIQ transactions, the accounting treatment of the Notes and any Advances under the Equity Purchase Facility Agreement, and our ability to convert additional indebtedness into equity. If we are unable to regain and maintain compliance with the applicable continued listing requirements, our Common Stock could be delisted from Nasdaq, which would have a material adverse effect on the liquidity and market price of our Common Stock and on our ability to raise capital, and would result in the failure of an equity condition under the Note Purchase Agreement and the Equity Purchase Facility Agreement.

We are registering only a portion of the shares of Common Stock issuable pursuant to the terms of the Notes and the Equity Purchase Facility Agreement, and our failure to register additional shares could result in registration delay payments and restrict our access to capital.

This prospectus covers only 1,754,386 Conversion Shares (representing the shares issuable under the Initial Note and the Second Note based on the Floor Price) and $50,000,000 Advance Shares. Under the registration rights agreements relating to the Notes and the Equity Purchase Facility Agreement, we are required to file one or more additional registration statements covering additional shares of Common Stock. In addition, the second closing and each additional closing under the Note Purchase Agreement are conditioned upon, among other things, the effectiveness of a registration statement covering the resale of the shares of Common Stock issuable pursuant to the terms of the Notes issued at the immediately prior closing. If we are unable to file or cause to be declared effective those additional registration statements on a timely basis, we may be required to make registration delay payments, we may be unable to complete subsequent closings under the Note Purchase Agreement or to obtain Advances under the Equity Purchase Facility Agreement, and our liquidity would be materially adversely affected

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Forward-looking statements include statements regarding our expectations, beliefs, intentions or strategies regarding the future, and can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions, including those described under “Risk Factors.” Actual results may differ materially from those expressed or implied by these forward-looking statements. Except as required by law, we undertake no obligation to update any forward-looking statement.

USE OF PROCEEDS

This prospectus relates to the resale of shares of Common Stock by the selling stockholders. We will not receive any proceeds from the resale of shares of Common Stock by the selling stockholders.

We may receive up to $50,000,000 in aggregate gross proceeds from sales of Advance Shares that we may elect to make to the EPFA Investor, from time to time in our sole discretion, under the Equity Purchase Facility Agreement. We received gross proceeds of $3,600,000 from the sale of the Initial Note on July 16, 2026, and we will not receive any additional proceeds with respect to the Initial Note or any proceeds from the resale of the Conversion Shares. We may receive additional proceeds from the sale of the Second Note at a second closing under the Note Purchase Agreement, however, no such additional Notes have been issued as the conditions to those closings have not been satisfied. The actual proceeds we receive under the Equity Purchase Facility Agreement, if any, will depend on the number of Advance Shares we elect to sell to the EPFA Investor and the market price of the Common Stock at the time of any such sale. We intend to use net proceeds from any such sales for working capital and general corporate purposes. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered by this prospectus. The selling stockholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services, or any other expenses that they incur in disposing of the shares of Common Stock registered for resale pursuant to this prospectus.

MARKET INFORMATION AND DIVIDEND POLICY

Market Information. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SDOT.” On September 22, 2026, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $11.78 per share.

Holders of Record. As of September 22, 2026, there were approximately 98 holders of record of our Common Stock. This number does not include beneficial owners whose shares are held in the names of brokers, dealers, banks and other nominees in “street name.” The transfer agent and registrar for our Common Stock is Computershare.

Dividend Policy. We have never declared or paid any cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, for so long as any shares of our Series C Non-Voting Non-Convertible Preferred Stock remain outstanding with accrued and unpaid dividends, we are generally restricted from declaring or paying dividends on our Common Stock, subject to specified exceptions, and the Notes and the Equity Purchase Facility Agreement contain additional restrictions on the payment of dividends. Any future determination to declare and pay dividends, if any, will be made at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

FINANCINGS

Senior Secured Convertible Note Financing

On July 16, 2026, the Company entered into the Note Purchase Agreement, pursuant to which the Company agreed to issue and sell to the Note Investor Notes in the aggregate original principal amount of up to $100,000,000 at a purchase price of $900 per $1,000 of principal amount.

The Purchase Agreement provides for the issuance of the Notes in one or more closings, consisting of (i) an initial closing of the Initial Note, subject to the satisfaction or waiver of certain conditions, (ii) a second closing and the issuance of the Second Note in the aggregate original principal amount of up to $1,000,000, subject to the Company obtaining Stockholder Approval (which was obtained at the Company’s annual meeting of stockholders on September 10, 2026), the effectiveness of a registration statement covering the resale of all of the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Initial Note, and the satisfaction or waiver of certain other conditions and (iii) one or more additional closings of Notes in the aggregate original principal amount of up to $2,000,000 for any individual additional closing and up to $95,000,000 in the aggregate for all such additional closings, at the option of the Company subject to the satisfaction or waiver of certain conditions, including, but not limited to, a minimum of 30 trading days passing since the later of the immediately prior closing pursuant to the Note Purchase Agreement and the effective date of a registration statement registering for resale the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Notes issued in the immediately prior closing, minimum trading liquidity requirements, the effectiveness of the registration statement related to the resale of the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of such Notes, limits on outstanding principal from prior tranches, the Company’s compliance with the applicable continued listing requirements of Nasdaq, and other customary equity conditions. The Note Investor may waive any such conditions and may elect to initiate a closing at its discretion. As of the date of this prospectus, no additional closings have occurred and no additional Notes have been issued at any additional closing, as the conditions to those closings have not been satisfied.

On July 16, 2026, the initial closing pursuant to the Note Purchase Agreement occurred and the Company issued and sold to the Note Investor the Initial Note. The Initial Note bears, and any additional Notes will bear, interest at a rate of 8.25% per annum, payable in shares of Common Stock subject to satisfaction of specified equity conditions or, at the Company’s election, in cash. Upon the occurrence and during the continuance of an Event of Default (as defined in the Notes), the interest rate will increase by 9.0% per annum. The amounts outstanding under the Notes are convertible at any time, at the Note Investor’s option, into shares of Common Stock at a conversion price equal to 125% of the Nasdaq official closing price on the trading day immediately prior to issuance, subject to adjustment therein. In addition, at the election of the holder, the amounts outstanding under the Notes may be converted into shares of Common Stock at the Alternate Conversion Price (as defined in the Notes), subject to the Floor Price (as defined in the Notes). The Alternate Conversion Price is the lower of (i) the Conversion Price then in effect and (ii) the greater of (x) the Floor Price and (y) 90% of the lowest trading price of the Common Stock during the ten consecutive Trading Days ending on and including the Trading Day immediately preceding the delivery of the applicable conversion notice (the “Alternate Conversion Measuring Period”) or, in the case of a conversion following an Event of Default, 80% of the lowest trading price during the Alternate Conversion Measuring Period, in which case the Conversion Amount is multiplied by the Event of Default Redemption Premium of 130%. Interest paid in shares is issued at the Interest Conversion Price, which is the lower of the Conversion Price then in effect and the greater of the Floor Price and 90% of the lowest trading price of the Common Stock during the ten consecutive Trading Days preceding the delivery of the applicable conversion notice, subject to a corresponding cash payment of the Interest Floor Amount if the Floor Price applies. As of September 22, 2026, the Alternate Conversion Price was $8.00 per share.

The Initial Note has an original principal amount of $4,000,000, a fixed conversion price that was initially $17.81 per share upon issuance and, as a result of the anti-dilution adjustment resulting from the settlement of the February Debentures, is $8.00 per share as of the date of this prospectus, a Floor Price of $2.85 per share and matures on July 16, 2028.

The conversion price of the Notes is subject to adjustment in the event the Company issues securities at a price below the then-applicable conversion price, to a most-favored-nation adjustment in the event the Company issues securities with a variable price feature, and to adjustment upon any stock combination or reverse stock split. The Company may redeem the Notes at 120% of the amount redeemed during the first twelve months following issuance and at 110% thereafter. Upon an Event of Default, the holders may require redemption at 130%, and upon a Change of Control (as defined in the Notes), at 120%. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

On September 14, 2026, the Company and the Note Investor entered into the Side Letter, pursuant to which, among other things, the definition of “Floor Price” in the Initial Note and in all other Notes issued or issuable pursuant to the Note Purchase Agreement (including the form of Note attached to the Note Purchase Agreement) was amended and restated to fix the Floor Price at $2.85 per share, subject only to proportionate adjustment for stock splits, stock dividends, stock combinations, recapitalizations and similar events.

The Note Investor also may not convert any Notes into a number of shares of Common Stock in excess of the Exchange Cap until the Company obtains stockholder approval for such issuances (the “Note Nasdaq Stockholder Approval”) in accordance with the applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”). The Note Nasdaq Stockholder Approval was obtained at the Company’s annual meeting of stockholders on September 10, 2026.

The Note Purchase Agreement contains customary representations, warranties and covenants, including restrictions on the Company’s ability to incur Indebtedness (as defined in the Notes), grant liens and effect Variable Rate Transactions (as defined in the Notes). In addition, the Notes require that, commencing on July 17, 2026 and at any time thereafter that any Notes remain outstanding, the Company’s Available Cash and cash equivalents is sufficient to satisfy the Available Cash Test. Pursuant to the Note Purchase Agreement, the Company granted the Note Investor a right to participate in any Subsequent Placement (as defined in the Notes) for a period of 18 months from the date of the Note Purchase Agreement, and is required to obtain stockholder approval to effect one or more reverse stock splits within a ratio of 5-for-1 and 250-for-1, increase the authorized number of shares of Common Stock and the Note Nasdaq Stockholder Approval within 50 days of the date of the initial closing. Each of those stockholder approvals was obtained at the Company’s annual meeting of stockholders on September 10, 2026, and the increase in the authorized number of shares of Common Stock to 1,000,000,000 shares became effective on September 14, 2026.

The Company’s obligations under the Notes are secured by a lien on substantially all of the assets of the Company and its subsidiaries pursuant to the Security and Pledge Agreement and are guaranteed by each of the Company’s subsidiaries pursuant to the Guaranty. In connection with the Note Purchase Agreement, the Company also entered into a registration rights agreement with the Note Investor (the “Note RRA”), pursuant to which the Company agreed to register for resale the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Notes within certain timeframes specified therein. Pursuant to the Note RRA and because we are only registering the Conversion Shares issuable pursuant to the terms of the Initial Note and Second Note on this registration statement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock issuable pursuant to the terms of the Notes.

Equity Purchase Facility (Equity Line)

On July 16, 2026, the Company also entered into the Equity Purchase Facility Agreement , pursuant to which the Company has the right, but not the obligation, to issue and sell to the EPFA Investor (an “Advance”), from time to time and in the Company’s sole discretion by delivery of an advance notice, and the Investor is obligated to purchase, up to an aggregate of $100.0 million Advance Shares for the duration of the Equity Purchase Facility Agreement. The Company is under no obligation to sell any Advance Shares under the Equity Purchase Facility Agreement.

The purchase price per Advance Share issued pursuant to any Advance will be determined pursuant to the terms of the Equity Purchase Facility Agreement. The Company may, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There is no mandatory minimum amount for each Advance and are no non-usage fees for not obtaining Advances, however, each requested Advance may not exceed the Maximum Advance Amount.

The Company may not direct the EPFA Investor to purchase any Advance Shares under the Equity Purchase Facility Agreement if such purchase, when aggregated with all other shares of Common Stock owned by the EPFA Investor and its affiliates beneficially, would result in the EPFA Investor and its affiliates beneficially owning (on an aggregated basis) more than the Beneficial Ownership Limitation; provided that, the EPFA Investor may increase or decrease the Beneficial Ownership Limitation, upon notice to the Company, which notice with respect to an increase will not be effective until the 61st day following the date such notice is delivered, not to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock held by the EPFA Investor.

The Company also may not sell the EPFA Investor a number of Advance Shares in excess of the Exchange Cap until the Company obtains stockholder approval for such issuances in accordance with the applicable rules of Nasdaq (the “EPFA Nasdaq Stockholder Approval”). The EPFA Nasdaq Stockholder Approval was obtained at the Company’s annual meeting of stockholders on September 10, 2026.

Pursuant to the Equity Purchase Facility Agreement, the Company granted the EPFA Investor a right of first refusal with respect to Subsequent Placements (as defined in the Equity Purchase Facility Agreement) during a specified restricted period. Pursuant to the Equity Purchase Facility Agreement the Company also agreed to, among other things, refrain from entering into or effecting any Variable Rate Transactions (as defined in the Equity Purchase Facility Agreement) and is required to obtain stockholder approval to increase the authorized number of shares of Common Stock and the EPFA Nasdaq Stockholder Approval within 60 days of the date of the Equity Purchase Facility Agreement, each of which was obtained on September 10, 2026.

In connection with the Equity Purchase Facility Agreement, the Company entered into the EPFA RRA, pursuant to which the Company agreed to file a registration statement covering the resale of the Advance Shares and to use its best efforts to have such registration statement declared effective within certain timeframes specified therein. Pursuant to the EPFA RRA and because we are only registering $50 million of Advance Shares on this registration statement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock pursuant to the Equity Purchase Facility Agreement.

The foregoing summaries of the Equity Purchase Facility Agreement, the Note Purchase Agreement, the Notes and the related agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part or are incorporated by reference.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the selling stockholders are those issuable to, or issued to, the selling stockholders pursuant to the Equity Purchase Facility Agreement and pursuant to conversion or otherwise pursuant to the terms of the Notes. For additional information regarding the issuance of those securities, see “Financings” above. We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the securities issued or issuable under the Equity Purchase Facility Agreement and conversion or otherwise pursuant to the terms of the Notes, and except as otherwise described below or in the documents incorporated by reference, the selling stockholders have not had any material relationship with us within the past three years.

The following table sets forth, based on information provided to us by the selling stockholders or known to us, the name of each selling stockholder, the number of shares of Common Stock beneficially owned by each selling stockholder before this offering, the number of shares of Common Stock that may be offered by each selling stockholder pursuant to this prospectus, and the number of shares of Common Stock beneficially owned by each selling stockholder after this offering, assuming all of the shares registered for resale hereby are sold. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered” represents all of the shares of Common Stock that a selling stockholder may offer and sell from time to time under this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of beneficial ownership is based on 1,457,589 shares of Common Stock outstanding as of September 22, 2026. Because the purchase price of the Advance Shares and the conversion price of the Notes are determined, in whole or in part, by reference to the market price of our Common Stock, the number of shares that may actually be issued may be more or less than the number of shares being registered. The selling stockholders may sell all, some or none of the shares of Common Stock offered by this prospectus. See “Plan of Distribution.”

In accordance with the terms of the Note RRA, this prospectus generally covers the resale of up to 1,754,386 Conversion Shares issuable upon conversion of, or otherwise pursuant to the terms of, the Initial Note and the Second Note, based on the Floor Price of the Initial Note of $2.85 per share. This prospectus does not cover any shares of Common Stock issuable pursuant to the terms of any additional Notes that may be issued at subsequent closings under the Note Purchase Agreement. In accordance with the terms of the EPFA RRA, this prospectus generally covers the resale of the Advance Shares issuable pursuant to the Equity Purchase Facility Agreement in the amount of up to $50.0 million based on an assumed issuance price per share of $20. This prospectus also covers any additional shares of Common Stock that may become issuable by reason of stock splits, stock dividends, or other anti-dilution events described in the Notes and in the Equity Purchase Facility Agreement.

Under the terms of the Notes, a selling stockholder may not convert the Notes to the extent (but only to the extent) the upon such conversion such selling stockholder or any of its affiliates would beneficially own a number of shares of Common Stock which would exceed 4.99% of our outstanding shares of Common Stock. Similarly, under the terms of the Equity Purchase Facility Agreement, we may not issue or sell, and the selling stockholder may not purchase, Advance Shares to the extent that, after giving effect of such issuance of Advance Shares, the selling stockholder together with its affiliates would beneficially own more than 4.99% of our outstanding shares of Common Stock. The number of shares shown in the table below as beneficially owned before this offering reflects these limitations.

Name of Selling Stockholder	Shares Beneficially Owned Before Offering		% Owned Before Offering	Maximum Number of Shares to be Offered	Shares Beneficially Owned After Offering	% Owned After Offering
ATW Sapphire LLC (1)	76,553	(2)	4.99%	1,754,386	—	—
SZOP Opportunities I LLC (3)	76,553	(4)	4.99%	2,500,000	—	—

(1) ATW Sapphire LLC (“ATW Sapphire”) is wholly owned by ATW Master Fund V LP (the “Fund”). ATW Partners Opportunities Management LLC (the “Adviser”) serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the “Managing Members”). The Fund, the Adviser and the Managing Members may be deemed to have shared voting and dispositive power with respect to the securities beneficially owned by ATW Sapphire. The Fund, the Adviser and the Managing Members each disclaim beneficial ownership of the Company’s securities reported herein except to the extent of their respective pecuniary interests therein. The principal business address of ATW Sapphire is c/o ATW Partners Opportunities Management LLC, 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119.

(2) Represents shares of Common Stock issuable to ATW Sapphire upon conversion or otherwise pursuant to the terms of the Initial Note, subject to the beneficial ownership limitation in the Initial Note.

(3) SZOP Opportunities I LLC (“SZOP”) is wholly-owned by SZOP Opportunities Management LLC (“SZOP Management”). Voting and investment decisions with respect to these securities are made by a majority of the members of SZOP Management, comprised of three persons: Kerry Propper, Isaac Barber, and Jack Liu. None of those persons individually has voting or dispositive power over the shares and none of those persons therefore are deemed to have beneficial ownership over those securities under the so-called “rule of three” pursuant to SEC guidance. The address of SZOP Opportunities I, LLC is ONE PENN, 1 Pennsylvania Plaza, Suite 4810, New York, NY 10119.

(4) Represents 76,553 shares of Common Stock that SZOP will be deemed to beneficially own upon the effectiveness of the registration statement of which this prospectus forms a part, representing 4.99% of the shares of Common Stock that would be outstanding after giving effect to the issuance of such shares, based on 1,457,589 shares of Common Stock outstanding as of September 22, 2026.

PLAN OF DISTRIBUTION

Each selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of Common Stock covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

●	on any national securities exchange or quotation service on which the shares of Common Stock may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus forms a part is declared effective by the SEC;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Common Stock by other means not described in this prospectus.

In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Notes or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The EPFA Investor may be considered an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale of the Advance Shares registered for resale hereunder. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in a distribution of the shares of Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, and (ii) the date on which all of the shares registered hereby have been sold or otherwise disposed of by the selling stockholders.

Once sold under the registration statement of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is based upon our Articles of Incorporation, as amended (our “Articles of Incorporation”), our Bylaws, as amended (our “Bylaws”), and applicable provisions of the Nevada Revised Statutes. This summary is not complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws and the applicable provisions of Nevada law. For information on how to obtain copies of our Articles of Incorporation and Bylaws, see “Where You Can Find More Information.”

Authorized Capital Stock. Our authorized capital stock consists of 1,000,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which shares have been designated as Series A Preferred Stock, Series B Non-Voting Non-Convertible Preferred Stock and Series C Non-Voting Non-Convertible Preferred Stock. On September 14, 2026, following stockholder approval at the Annual Meeting, we filed a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of the State of Nevada increasing the number of authorized shares of Common Stock from 12,500,000 shares to 1,000,000,000 shares, which became effective upon filing. Effective May 27, 2026, we effected a one-for-twenty (1-for-20) reverse stock split of our Common Stock. Prior to that reverse split, on September 15, 2025, we effected a one-for-ten (1-for-10) reverse stock split pursuant to a Certificate of Change filed under NRS 78.209 that reduced authorized common stock from 20,000,000 to 2,000,000 shares. All share and per-share amounts in this prospectus give effect to that reverse stock split unless otherwise indicated. At the Annual Meeting, our stockholders also authorized our Board, in its discretion, to effect one or more reverse stock splits of our Common Stock at a ratio of not less than 5-for-1 and not more than 250-for-1 at any time on or before December 31, 2027. As of the date of this prospectus, we have a sufficient number of authorized but unissued shares of Common Stock to permit the issuance of all of the shares of Common Stock offered by this prospectus.

Common Stock. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the rights of holders of any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors. Upon our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. The outstanding shares of Common Stock are, and the shares offered by this prospectus will be, fully paid and non-assessable.

Preferred Stock. Our board of directors is authorized, without further stockholder approval, to issue preferred stock in one or more series and to fix the designations, powers, preferences and rights of each series. We have designated (i) Series A Preferred Stock, of which 10,000 shares were issued in February 2026 for gross proceeds of approximately $145,244, which is non-convertible and redeemable at our option; (ii) Series B Non-Voting Non-Convertible Preferred Stock, of which 1,000 shares were issued as part of the consideration for the Purchased Assets, with a stated value of $6,595 per share, which shares were assigned to Anira Consulting FZC pursuant to Amendment No. 2 to the Anira SPA; and (iii) Series C Non-Voting Non-Convertible Preferred Stock, which has a stated value of $1,000 per share, ranks senior to the Common Stock, accrues a cumulative cash dividend of 6% per annum (increasing to 9% upon certain defaults), and is perpetual, non-voting, non-convertible and redeemable at our option. In July 2026, we issued 3,950 shares of Series C Preferred Stock in connection with the TradeIQ acquisition, and additional shares of Series C Preferred Stock are issuable in connection with the real estate option described above. For so long as shares of Series C Preferred Stock remain outstanding with accrued and unpaid dividends, we are generally restricted from declaring or paying dividends on, or redeeming or repurchasing, our Common Stock, subject to specified exceptions. For a description of the terms of our outstanding series of preferred stock, see the documents incorporated by reference into this prospectus.

Transfer Agent. The transfer agent and registrar for our Common Stock is Computershare.

Listing. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SDOT.”

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Fleming PLLC, New York, New York.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On September 22, 2026, the Audit Committee of our Board (the “Audit Committee”) approved the dismissal of Kreit & Chiu CPA LLP (“KC”) as our independent registered public accounting firm, effective immediately, and we notified KC of its dismissal on that date. KC had served as our independent registered public accounting firm since 2021. As previously reported, our stockholders did not ratify the appointment of KC as our independent registered public accounting firm for the fiscal year ending December 31, 2026 at the Annual Meeting.

The reports of KC on our consolidated financial statements as of and for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report on our consolidated financial statements as of and for the fiscal year ended December 31, 2025 contained an explanatory paragraph regarding the existence of substantial doubt about our ability to continue as a going concern.

During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period from January 1, 2026 through September 22, 2026, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with KC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of KC, would have caused KC to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements for such years.

During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period from January 1, 2026 through September 22, 2026, there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weakness in our internal control over financial reporting described below. As previously disclosed in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and in Part I, Item 4 of our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2026 and June 30, 2026, management identified a material weakness in our internal control over financial reporting as of December 31, 2025 arising from insufficient staffing and limited financial and accounting resources. This resource constraint resulted in inadequate segregation of duties, insufficient review and oversight of complex accounting matters, and challenges in the timely preparation and review of financial information. As of the date of this prospectus, the material weakness has not been fully remediated. The Audit Committee discussed the subject matter of the material weakness with KC, and we have authorized KC to respond fully to the inquiries of our successor independent registered public accounting firm concerning the subject matter of the material weakness.

We provided KC with a copy of the foregoing disclosures, as set forth in our Current Report on Form 8-K filed with the SEC on September 25, 2026, and requested that KC furnish us with a letter addressed to the SEC stating whether it agrees with those statements and, if not, stating the respects in which it does not agree. A copy of KC’s letter, dated September 25, 2026, is filed as Exhibit 16.1 to that Current Report on Form 8-K and is incorporated by reference as Exhibit 16.1 to the registration statement of which this prospectus forms a part. In its letter, KC stated that it agrees with the statements concerning KC contained in that Current Report on Form 8-K, except that KC did not perform a review of our financial statements for any period after the quarter ended June 30, 2026.

On September 22, 2026, the Audit Committee approved the engagement of CT International LLP (“CT International”) as our new independent registered public accounting firm, and we executed an engagement letter with CT International on that date, pursuant to which CT International will audit our consolidated financial statements as of and for the fiscal year ending December 31, 2026 and review our unaudited condensed consolidated financial statements for the quarterly period ending September 30, 2026. During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period from January 1, 2026 through September 22, 2026, neither we nor anyone acting on our behalf consulted with CT International regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that CT International concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS

The consolidated balance sheets of Sadot Group, Inc. as of December 31, 2025 and 2024, and the related consolidated statements of operations and other comprehensive (loss)/income, changes in stockholders’ equity, and cash flows for each of the years then ended, appearing in our most recent Annual Report on Form 10-K are incorporated by reference into this prospectus, which have been audited by Kreit & Chiu CPA LLP, , our former independent registered public accounting firm, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such consolidated financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a website at www.sadotgroupinc.com, at which we make available, free of charge, our SEC filings as soon as reasonably practicable after they are filed with the SEC. The information contained on, or accessible through, our website is not incorporated by reference into, and does not constitute a part of, this prospectus. This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. You should review the information and exhibits in the registration statement for further information about us and the securities offered by this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, information deemed furnished and not filed in accordance with SEC rules, including under Items 2.02 or 7.01 of any Current Report on Form 8-K and any exhibits related thereto) after the date of the initial registration statement and prior to the effectiveness of the registration statement, and after the date of this prospectus and prior to the termination or completion of this offering:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 29, 2026;

●	our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 15, 2026, and for the quarterly period ended June 30, 2026, filed with the SEC on August 14, 2026;

●	our Current Reports on Form 8-K filed with the SEC on January 7, 2026, January 12, 2026, February 10, 2026, February 12, 2026, March 6, 2026, March 13, 2026, April 15, 2026, April 16, 2026, April 30, 2026, May 6, 2026, May 22, 2026, June 3, 2026, June 10, 2026, June 12, 2026, June 30, 2026, July 6, 2026, July 8, 2026, July 16, 2026, July 17, 2026, July 24, 2026, July 30, 2026, August 4, 2026, August 14, 2026, August 18, 2026, August 20, 2026, August 21, 2026, August 25, 2026, September 15, 2026, September 17, 2026, September 25, 2026, October 1, 2026, October 1, 2026 and October 13, 2026 (in each case, other than any portions thereof deemed furnished and not filed); and

●	the description of our Common Stock contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus (other than exhibits to those documents unless such exhibits are specifically incorporated by reference into those documents). You may request a copy of these filings, at no cost, by writing or telephoning us at: Sadot Group Inc., 295 E. Renfro Street, Suite 300, Burleson, Texas 76028, Attention: Chief Executive Officer, (832) 604-9568.

PROSPECTUS

SADOT GROUP INC.

Up to 4,254,386 Shares of Common Stock

November 10, 2026